UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

    For August 9, 2012

Commission File Number: 001-32482

SILVER WHEATON CORP.
(Translation of registrant’s name into English)

Suite 3150, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8
(604) 684-9648
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐             Form 40-F    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP. (Registrant)
August 9, 2012	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Senior Vice President,
Legal and Corporate Secretary

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

99.1	News release dated August 9, 2012.
99.2	Management's Discussion and Analysis and Unaudited Interim Consolidated Financial Statements for the period ended June 30, 2012.
99.3	Certificate of the Chief Executive Officer regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.
99.4	Certificate of the Chief Financial Officer regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

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